Arno Therapeutics, Inc.

200 Route 31 North, Suite 104

Flemington, New Jersey 08822

(862) 703-7170

April 14, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Suzanne Hayes

Re:	Arno Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-210102

Dear Ms. Hayes:

On behalf of the Company, the undersigned respectfully requests that the above-referenced registration statement be declared effective at 5:00 p.m., Washington, D.C. time, on April 18, 2016, or as soon thereafter as is practicable.

On behalf of the Company, the undersigned hereby acknowledges the following:

1.          Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.          The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.          The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Arno Therapeutics, Inc.

By:	/s/ Alexander Zukiwski
Alexander Zukiwski
Chief Executive Officer